INTERNATIONAL TOWER HILL MINES LTD.

Suite 2300 – 1177 West Hastings Street
Vancouver, BC, V6E 2K3

NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HOLD ON SEPTEMBER 19, 2012

NOTICE IS HEREBY GIVEN that an annual general and special meeting of the shareholders (the “Meeting”) of INTERNATIONAL TOWER HILL MINES LTD. (the “Company”) will be held in the Port of Vancouver Room, 2nd Floor, Renaissance Vancouver Harbourside Hotel, 1133 West Hastings Street, in the City of Vancouver, British Columbia, Canada on Wednesday, September 19, 2012 at the hour of 2:00 p.m. (Vancouver time) for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2011, together with the report of the auditors thereon;

2.	To fix the number of directors of the Company at eight (8) persons;

3.	To elect the directors of the Company to hold office until the next annual meeting of the shareholders of the Company or until their successors are elected or appointed;

4.	To appoint the auditors of the Company to hold office until the next annual meeting of the shareholders of the Company and to authorize the directors to fix their remuneration;

5.

To re-approve the Company’s 2006 Incentive Stock Option Plan, including certain amendments approved by the board of directors of the Company on August 13, 2012, and approve any unallocated options thereunder;

6.	To re-approve the Company’s Shareholders Rights Plan Agreement, including certain amendments approved by the board of directors of the Company on August 20, 2012; and;

7.	To transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, proxies must be received by Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 2:00 p.m. (Vancouver Time) on Monday, September 17, 2012.

The Company has fixed the close of business on the August 14, 2012 as the record date for the determination of shareholders who are entitled to receive notice of, and to vote at, the Meeting. The transfer books of the Company will not be closed. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the Meeting.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting.

DATED at Vancouver, British Columbia, this 16th day of August, 2012.

BY ORDER OF THE BOARD

                  (signed) Jeffrey A. Pontius
JEFFREY A. PONTIUS, Director and Interim CEO